Exhibit 12
General Electric Capital Corporation and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

and

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Six months ended June 30, 2005

(Unaudited)

Ratio of earnings to fixed charges		Ratio of earnings to combined fixed charges and preferred stock dividends
(Dollars in millions)

Net earnings	$4,203	$4,203
Provision for income taxes	808	808
Minority interest in net earnings of consolidated affiliates	294	294

Earnings before provision for income taxes and minority interest	5,305	5,305
Fixed charges:
Interest	7,111	7,111
One-third of rentals	170	170

Total fixed charges	7,281	7,281

Less interest capitalized, net of amortization	(37)	(37)

Earnings before provision for income taxes and minority interest,
plus fixed charges	$12,549	$12,549

Ratio of earnings to fixed charges	1.72	1.72

Preferred stock dividend requirements		$34
Ratio of earnings before provision for income taxes to net earnings		1.19

Preferred stock dividend factor on pre-tax basis		40
Fixed charges		7,281

Total fixed charges and preferred stock dividend requirements		$7,321

Ratio of earnings to combined fixed charges and preferred stock dividends		1.71

For purposes of computing the ratios, we believe that fixed charges include interest on all indebtedness and one-third of rentals is a reasonable approximation of the interest factor of such rentals.